Exhibit 99.1

DIGATRADE FINANCIAL CORP

SIGNS WITH FIRST PAYMENT SERVICE PROVIDER

Vancouver, British Columbia / ACCESSWIRE / August 8, 2019 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com a financial technology services company, and its subsidiary Securter Systems Inc., are adding impressive institutional and professional alliances to accelerate Digatrade/Securter’s fintech technology commercialization. Digatrade/Securter has signed its first agreement with an international payment service provider (PSP), to become an Affiliate Partner.

PSPs provide the world’s merchants with transaction authorization services, allowing merchants to accept credit and debit cards. PSPs receive a percentage of total transaction value for all processed consumer and business purchases.

This agreement is an important milestone in Digatrade/Securter commercialization because the new PSP partner processes tens of billions of dollars of transaction value annually. This high dollar volume is key to Digatrade/Securter’s business plan, which is based on sharing the fees that PSPs obtain from the merchants and cardholders. These fees are large across the world’s payments system, in aggregate, because of the enormous total dollar value of all global transactions processed in this manner. Digatrade/Securter technology enhances the security and convenience of all online credit card transactions with its patented technology, for all Digatrade/Securter’s participating PSPs and merchants.

The initial phase of this first PSP relationship with Digatrade/Securter is to provide training regarding the on-boarding of merchants and to provide partner support to maximize profitability and processing efficiency, from within their payment gateway, using Digatrade/Securter technology in due course. The relationship thus represents “real world engagement” for Digatrade/Securter technology, on a commercial basis, for the first time.

The parties have signed a non-disclosure agreement in order to review technical details of the integration between the Digatrade/Securter payment platform and the PSP’s payment gateway. Digatrade/Securter proprietary credit card security technology is designed to reduce staggering losses from unauthorized and fraudulent “Card not Present” credit card transactions. The identity of the PSP will be disclosed after certain agreement thresholds have been met and confidentiality undertakings satisfied.

Digatrade will be announcing further professional and institutional relationships in coming weeks. They arise from Digatrade/Securter’s development of proprietary next generation credit card security and convenience enhancements. Superior functionality in cryptocurrency conversion for credit card transactions is also part of these plans. Worldwide proliferation of cryptocurrency options for consumers has not been matched by adequately secure, convenient and affordable protocols to interface with conventional credit cards. Digatrade/Securter will be increasing the usefulness to cardholders and merchants of this interface with technology drawn on the company’s existing and pending patent assets. This will benefit all payment industry participants and consumers, worldwide.

In this context, a growing number of cryptocurrencies is beneficial to Digatrade’s roll-out plans. Digatrade shareholders will be protected from the changes in consumer preferences of one cryptocurrency over another, by adopting a neutral approach and making the transactional conversion to fiat currency easier for consumer or business payments. Industry analysts consider this a valuable goal for companies. There is a growing demand for improved security, ease-of-use and affordability in consumer purchases drawing from cryptocurrency holdings.

Digatrade CEO, Brad Moynes, provides an overview to Digatrade shareholders of the company’s updated business strategy: “DIGAF has now evolved to a higher potential that is far above our early model. Digatrade has replaced its prior reliance on trade desk commission income with participation in the entire global payments system as a tech-based payment services provider, whether traditional currency or cryptocurrency. That’s huge. The potential upside for shareholder value is vastly greater than it was before. Digatrade/Securter creates, and actually owns, proprietary (patent-based) system technology. We are now partnering with world class organizations who have top-level international competence in an already sophisticated fintech sector. Digatrade’s growth strategy is to convert our fintech intellectual property into continuous operating revenue by tapping into the vast flow of transaction fees that are paid to providers of payment platforms every minute, all day, every day. These fees are affordable to consumers and merchants but become enormous when multiplied by billions of transactions annually, worldwide. Digatrade/Securter technology reduces partner costs, yet expands their possibilities, simultaneously. That’s our technology edge. Digatrade shareholders can benefit immensely from participating in total global digital commerce through this insight. We have more developments to come in this improved business model, and will be sharing them soon.”

Digatrade is also introducing new corporate marketing that places emphasis on the concept of profiting from the future of fintech in all its forms (shown below). Digatrade takes pride in the fact that all its stakeholders are intended to profit from Digatrade innovation; consumers, merchants, payment industry partners and Digatrade (DIGAF) shareholders.

Future versions of this marketing will describe how the benefits of Digatrade/Securter technology flow to all these stakeholders. This premise forms a wide basis of support for Digatrade’s long term business mission and growth.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.